FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Tahoe Resources Inc. (“Tahoe” or the “Company”)
5310 Kietzke Lane, Suite 200
Reno, Nevada
89511

Item 2	Date of Material Change

August 9, 2016

Item 3	News Release

A news release was disseminated on August 9, 2016, through the facilities of Marketwired and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On August 9, 2016, the Company announced certain management changes.

Item 5	Full Description of Material Change

On August 9, 2016, the Company announced the following management changes, effective August 16, 2016:

•

Ron Clayton will become President and Chief Executive Officer and will be appointed to the Company’s Board of Directors. Kevin McArthur will resume his duties as Executive Chair and continue as a Director;

•	Elizabeth McGregor will become Vice President and Chief Financial Officer and Mark Sadler will move to the position of Vice President, Project Development;

•	Tom Fudge will become Vice President, Operations of the Company and David Howe will become Vice President Guatemala Operations and Managing Director, Minera San Rafael, S.A.;

•	Phil Dalke will become Vice President Peru Operations, replacing Tim Williams; and

•	Peter van Alphen will become Vice President Timmins Operations.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Edie Hofmeister
Vice President Corporate Affairs and General Counsel
Telephone: (775) 448-5800

Item 9	Date of Report

August 16, 2016